UniCredit Group

File No. 82 - 3185

08001610

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

SEC
Mail Processing
Section

MAR 28 2008

Washington, DC
101

Milan, March 26th, 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on March 27th, 2008.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition), in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" and in the "Wertpapier-Mitteilung" (German edition) on March 27th 2008.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Centrale

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

Corporate Affairs
Leo

4/2

UniCredit S.p.A
Registered office
Via Minghetti, 17
00187 ROMA

General Management
Piazza Cordusio
20121 MILANO

Capital Stock EUR 6,683,084,257.50 fully paid in - Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group - registered with code 3135.1. - Registered in the Company Register of Roma, register, fiscal - code and VAT number 00348170101; Member of the Interbank Fund for Deposit Protection.

UniCredit S.p.A. - Registered Office in Rome - Via Minghetti, 17 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 6,683,084,257.50, fully paid up.

The shareholders of UniCredit are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 28th April 2008 at 3:00 pm in Palazzo de Carolis, entrance Via A. Specchi, 16 Rome, and, if necessary, with regard to the extraordinary session, in second call, on 29th April 2008 at 9:00 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the extraordinary session, **on 8th May 2008 at 10:30 am in viale Umberto Tupini, 180 Rome**, to discuss and to resolve on the following

AGENDA (*)

Ordinary Part

1. Presentation of the financial statement as at 31 December 2007, the attached Directors' and Auditing Company's Reports; Board of Statutory Auditors' Report. Presentation of the consolidated financial statement;
2. Allocation of the net profit of the year;
3. Long Term Incentive Plan 2008 for the Group Top Management;
4. All Group employee Share Ownership Plan;
5. Appointment of Directors;
6. Compensation to be awarded to Members of the Boards of Directors;
7. Amendments to clauses 1, 2, 8, 9, 18, 19 and 20 of the Regulations governing general meetings;
8. Company's absorption of the cost of the remuneration due to the representative of the savings shareholders;
9. Authorization to competing activities pursuant to Sect. 2390 of the Italian Civil Code.

Extraordinary Part

1. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of one year starting from the date of the shareholders' resolution, to increase share capital, with the exclusion of subscription rights, as allowed by section 2441.8 of the Italian Civil Code, for a maximum nominal amount of € 61,090,250 to service the exercise of options to subscribe to up to 122,180,500 ordinary shares in UniCredit of par value € 0.50 each, to be reserved for the Personnel of the Holding Company and of Group banks and companies who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the articles of association.
2. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of five years starting from the date of the shareholders' resolution, to carry out a free capital increase, as allowed by section 2349 of the Italian Civil Code, for a maximum nominal amount of € 12,439,750 corresponding to up to 24,879,500 ordinary shares in UniCredit of par value €

0.50 each, to be granted to the Personnel of the Holding Company and of Group banks and companies, who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the articles of association.

3. Deletion of Title VI "Regarding the executive committee" and clauses 27, 28, 29, 30, 31, 32 of the Articles of association and consequent re-numbering of following titles and clauses; amendments to clauses 1, 2, 4, 5, 6, 8, 9, 17, 21, 22, 23, 26, 27, 28, 29 (as renumbered following the deletion of the clauses 27, 28, 29, 30, 31, 32) of the Articles of association.

The dividend approved by the shareholders will be paid on 22th May 2008 (with the shares going ex-dividend on 19st May 2008).

The directors' reports on the above items, together with a copy of the financial statements for the year ended 31st December 2007 and the reports by the Board of Directors, the independent auditors and the Board of Statutory Auditors as well as a copy of the Document: "Information to the market on 2008 medium/long term incentive plans of UniCredit Group" drafted pursuant the CONSOB Regulation 11971/99, will be filed by 11th April 2008 at the company's registered office and head office as well as at Borsa Italiana S.p.A. This documentation may be examined by the shareholders and will also be available on the company's website at www.unicreditgroup.eu.

Concerning this, it is pointed out that the Company would appreciate that the possible candidatures for the office of directors be deposited with the registered office, together with their curricula vitae, at least 15 days prior to the scheduled Shareholders' Meeting.

Pursuant to article 12 of the Company's Articles of Association and article 3 of its Shareholder Meeting Regulations, meetings may be attended by the holders of ordinary shares who display a copy of the notification that Monte Titoli (the Centralised Administration Services) participants issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It has been recalled that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by Monte Titoli participant at least two working days prior to the date set for the first call of the Meeting.

If the necessary quorum in first call is not reached, **another notification** shall be sent to the company for the purposes of attending the meeting on 8th May (in second call for the ordinary session and third call for the extraordinary session). This second notification shall reach the company by no later than 6th May 2007.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translation is provided for information purposes only.*

END